          Filed by SunTrust Banks, Inc.
          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

          Subject Company: Wachovia Corporation
          Commission File No. 1-9021

          Date: July 2, 2001



     The following is a transcript of the content of the web site www.SunTrustWachoviaProposal.com. The web site gives additional information regarding the merger proposal of SunTrust Banks, Inc. with respect to Wachovia Corporation.

The web site also contains the following, which are not being filed with this filing, but which have been previously filed with the Securities and Exchange
Commission:

     (1) Press Releases issued by SunTrust on May 14, 2001, May 22, 2001, May 23, 2001, May 25, 2001, May 30, 2001, June 4, 2001, June 13, 2001 and
          June 28, 2001;

     (2)  Investor Presentations dated May 14, 2001 and May 30, 2001;

     (3)  Definitive Proxy Statement on Schedule 14A, dated June 22, 2001; and

     (4)  Transcript of investor conference held on May 30, 2001.

www.SunTrustWachoviaProposal.com

Web Site header -- SunTrust (logo) Wachovia a better deal
                   Sponsored by SunTrust Banks, Inc.


Vote Against First Union's Proposal

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Learn how the vote works.
Learn why you should vote no.
Get the details of our offer.


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(C)2001 SunTrust Banks, Inc.
Equal Housing Lender | Member FDIC
Wachovia is a registered trademark of Wachovia Corporation.

Home Page

Head -SunTrust.  Wachovia

Sub-head - A Simpler Choice:  A Better Deal.

Body - We understand that as a Wachovia shareholder, employee, or customer or as a SunTrust shareholder, employee, or customer, you may have questions about SunTrust's bid for Wachovia.

This site will help answer your questions. It is designed to give you the facts about SunTrust's proposal to merge with Wachovia and why we believe it's important that Wachovia shareholders vote AGAINST the First Union proposal.

So explore to your heart's content. You'll find press releases...voting instructions and guidelines ...company information...even a place to ask questions.

The materials on this website may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust Banks, Inc. and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308,
Attention: Gary Peacock (404-658-4753).

VOTE AGAINST THE FIRST UNION PROPOSAL
VOTE AGAINST FIRST UNION

Head - VOTE AGAINST the First Union proposal:

Sub-head: WHY WE BELIEVE IT'S IMPORTANT THAT YOU VOTE AGAINST FIRST UNION

Body - Wachovia shareholders do have a choice. SunTrust would like to merge with Wachovia and has presented an offer to your board. We have proposed a merger with Wachovia in which Wachovia shareholders would receive 1.081 SunTrust shares for each Wachovia share. Unfortunately, the Wachovia board has declined to meet with SunTrust and is proceeding with its transaction with First Union. We believe that SunTrust's proposal is a superior alternative to the proposed First Union/Wachovia merger. By voting for the First Union proposal, you will not have the opportunity to receive the value of SunTrust's merger proposal or any other financially superior transaction that may come along. Your vote AGAINST the First Union/Wachovia merger is essential.

We believe that as a shareholder you have every right to voice your view with respect to the future value of your investment. We urge you to carefully consider all proxy materials and make an informed choice. We're confident that you'll agree that SunTrust's proposal is better for Wachovia shareholders, employees, clients and communities.

We believe that the SunTrust merger proposal is superior for the following reasons:

SUPERIOR PERFORMANCE: Our merger proposal provides Wachovia shareholders an opportunity to invest in SunTrust common stock, which has demonstrated stronger performance and delivered more attractive total returns than First Union's common stock over the past 1, 5, and 10 year periods. Through March 31, 2001, SunTrust produced one-year, five-year and ten-year total returns to stockholders (with reinvestment of dividends) of 15.3%, 98.2% and 493%, respectively.

In sharp contrast, First Union's returns (with reinvestment of dividends) were negative 6.2%, and 31.1% and 376.5%, respectively, for the same periods.

SIMPLER AND BETTER DIVIDEND: We believe our proposal offers Wachovia shareholders a simpler and better dividend with a history of consistent growth. Under SunTrust's proposal, SunTrust would increase the annual per share dividend on its common stock to $2.22 so that Wachovia shareholders would receive on a pro forma equivalent basis the same $2.40 dividend that they currently enjoy.

SunTrust has increased its per share dividend every year for the past 16 years and has never cut its dividend. From 1996 to 2001 (annualizing our first quarter 2001 dividend), our dividend increases represent a compounded annual growth rate of 14%.

In sharp contrast, during the same period, First Union's cash dividend dropped from $1.10 in 1996 to $0.96 in 2001 (annualizing First Union's first quarter 2001 dividend) - a negative 3% compounded annual growth rate.

EARNINGS GROWTH: Based on historical results and consensus analyst estimates for 2001, SunTrust's core earnings per share - which we believe is the most important measure of corporate earnings performance - grew at a compounded annual rate of 12% from 1996-2001 (excluding restructuring and merger-related charges and other non-recurring items).

In contrast, First Union's core earnings per share have a five-year compounded annual growth rate of negative 4% (excluding restructuring and merger-related charges and other non-recurring items).

FINANCIAL STRENGTH AND CREDIT QUALITY: As of March 31, 2001, SunTrust had a tangible common equity ratio, a key measure of capital strength (the higher the better) of 6.8%, and SunTrust's net charge-off ratio and non-performing asset ratio, two key measures of credit quality (the lower the better), were 0.38% and 0.52%, respectively.

In contrast, First Union's tangible common equity ratio is 5%, well below SunTrust's (the higher the better), and First Union's net charge-off ratio and non-performing asset ratio were 0.53% and 1.30%, respectively, markedly higher than SunTrust's (the lower the better).

PROVEN EXECUTION RECORD: SunTrust believes it has a proven track record of executing strategic initiatives. The combined SunTrust and Crestar management has completed more than 37 transactions since 1990. SunTrust's successful integration of Crestar Financial Corporation evidences its conservative and disciplined approach to the execution of a major merger transaction through setting achievable cost savings targets, retaining a focus on customers and minimizing revenue loss. Based upon independent market research data compiled from surveys of commercial banking clients in markets served by Crestar, SunTrust achieved equal or higher lead bank penetration in the commercial banking markets formerly served by Crestar following the closing of that transaction. A comparison of deposit data from April 1999 to deposit data from April 2000 indicated that SunTrust's systems conversion of the former Crestar franchise in May 1999 had no meaningful adverse effects on SunTrust's retail franchise in Crestar's markets. SunTrust's total retail deposits in these markets increased by approximately 3% in the year ended April 30, 2000, which, due to growth in total deposits in these markets, represented a slight decline of approximately 1% in retail market share. SunTrust has fully completed the integration of the Crestar acquisition and has a "clean slate" for allocating the resources necessary to execute the proposed Wachovia transaction.

Based on previous merger discussions with Wachovia over the years, SunTrust knows Wachovia operations well and is quite familiar with Wachovia's management and employees, its business and operating structure and its philosophy. SunTrust does not believe that its proposed merger with Wachovia poses the types of risks generally perceived by some people to be associated with "hostile" transactions in the banking industry. The integration of SunTrust and Wachovia would be based on reasonable and conservative assumptions and would take place over a reasonable period of time.

VOTE AGAINST THE FIRST UNION PROPOSAL:
HOW THE VOTE WORKS

Head - WHAT YOU NEED TO KNOW

Sub-Head -  TO VOTE AGAINST THE FIRST UNION PROPOSAL

Body - The details of the voting process are easy and sensible, just like the merger proposal from SunTrust. Here's what you need to know.

Each shareholder vote is very important. If you have any questions or need any assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-877-750-9501.

If you owned any Wachovia shares as of the record date of June 12, 2001, you will be eligible to vote at or before the Wachovia Annual Meeting scheduled for August 3rd. You're entitled to one vote for every share of Wachovia Common Stock you held as of the record date. Over the next several weeks, you will be receiving letters and proxy materials from SunTrust and Wachovia. Each mailing from SunTrust and Wachovia will contain a proxy card, which you may use to vote shares at the meeting. You may vote as many times as you'd like, but ONLY YOUR latest DATED, SIGNED PROXY COUNTS.

Wachovia's proxy card is white; SunTrust's card is BLUE. If you'd like to vote as recommended by SunTrust, we suggest you follow these steps:

Do not sign or return any proxy card that you receive from Wachovia.

If your Wachovia shares are registered in your name: Please sign, date and mail the BLUE proxy card to our proxy solicitor, Innisfree M&A Incorporated, in the postage paid envelope included with your proxy materials.

If your Wachovia shares are held in "street name": Only your broker or bank can vote your shares and they may do so only after receiving specific instructions from you. You can instruct your bank or broker by:

         1. Signing, dating and mailing the BLUE proxy card you received in the postage-paid envelope provided by your bank or broker.

         2. Verbally instruct the person responsible for your account that you want to vote AGAINST the First Union proposal on the BLUE proxy card. We recommend that you confirm your instructions to your broker or bank in writing.

Remember, even if you've sent the Wachovia card, you can still send in the BLUE SunTrust proxy because the latest dated, signed proxy is the one that counts. If you have any questions or need any assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-877-750-9501.

If you are a Wachovia employee voting the shares in your retirement plan:
You will receive a set of proxy materials relating only to the shares you hold in the plan. These materials will include voting instructions for those shares which will be different from the instructions you receive for any shares you hold outside of the plan. In order to have your vote counted correctly you should follow the precise voting instructions you receive with each set of proxy materials.

Wachovia has made the following statements about the voting of shares held in its retirement plan in the "Wachovia News", a publication for Wachovia employees and retirees, dated June 2001(1):

     o Wachovia employees who own stock through the 401(k) plan also will return proxy cards to an independent company to ensure confidential tabulation.

     o How will the 401(k) shares be voted? Will my vote as an employee be confidential? As a participant in the Retirement Savings and Profit-Sharing Plan, will I be able to vote my shares and choose the form of the dividend I take?

               You will be able to vote your proportionate shares of Wachovia stock held in the RSPSP. Proxy votes for shares owned by employees in the RSPSP, ESOP (IJL) and 401(k) (RSB) plans will be tabulated by an independent company and then passed in aggregate to the trustee for voting purposes, thereby maintaining confidentiality.

               In accordance with the plan document governing the RSPSP, any unvoted shares held in the plan will be voted by the independent fiduciary.

               A decision has not been made yet in regard to choosing an option for dividends. A plan trustee probably will select one of the options on behalf of all participants.

     o    Will my vote be confidential?

               Proxy votes for Wachovia shares owned by employees in the RSPSP, ESOP (IJL) and 401(k) (RSB) plans will be tabulated by an independent company and then passed in aggregate to the trustee for voting purposes, thereby maintaining confidentiality.



--------
(1) A copy of the newsletter can be found within the documents filed with the SEC on June 21, 2001 at

http://www.sec.gov/Archives/edgar/data/774203/000095016801500639/0000950168-01-
     500639.txt

VOTE AGAINST THE FIRST UNION PROPOSAL:
FAQS

Head -- FREQUENTLY ASKED QUESTIONS

Sub-head -- ANSWERS TO COMMON QUESTIONS ABOUT THE SUNTRUST PROPOSAL

If you have questions, you'll most likely find the answers on this site. But if you don't find what you need, please feel free to ask us in the Talk To Us section. If you have additional questions or need any assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-877-750-9501.

FACTS AND FIGURES
THE SUNTRUST MERGER PROPOSAL

Head - THE BETTER DEAL YOU'RE AFTER

Sub-Head - IS IN THE MERGER PROPOSAL FROM SUNTRUST

Body - Under our proposal, Wachovia and SunTrust would combine in a merger in which each share of Wachovia common stock would be converted into 1.081 shares of SunTrust common stock. SunTrust would also increase its annual per share dividend to $2.22 so that Wachovia shareholders receive, on a pro forma equivalent basis, the same $2.40 annual per share dividend that they currently enjoy.

We believe the SunTrust merger proposal is a better alternative for Wachovia shareholders, employees, customers and communities.

SHAREHOLDERS: We believe SunTrust's merger proposal offers Wachovia shareholders a stronger currency. Through March 31, 2001, SunTrust produced one-year, five-year and ten-year total returns to shareholders (with reinvestment of dividends) of 15.3%, 98.2% and 493%, respectively. FOR THE SAME PERIODS, FIRST UNION PRODUCED RETURNS (WITH REINVESTMENT OF DIVIDENDS) OF NEGATIVE 6.2% AND 31.1% AND 376.5%, RESPECTIVELY.

We also believe that SunTrust's proposal offers a simpler and better dividend for Wachovia shareholders. Unlike the complex dividend plan proposed by First Union, SunTrust would increase its annual dividend to $2.22 per share so that Wachovia shareholders would receive on a pro-forma basis, the same annual dividend they enjoy today. SunTrust also has a history of consistent growth in dividend. We have increased our per share dividend every year for the last 16 years and have never reduced dividends. IN SHARP CONTRAST, FIRST UNION RECENTLY CUT ITS PER SHARE DIVIDEND IN HALF. SunTrust also has a history of superior credit quality; which we believe makes us better prepared for future economic volatility.

EMPLOYEES: First Union estimates it will need to eliminate 7,000 jobs and close approximately 325 branches in order to meet its financial targets. Since SunTrust has no retail banking branches in North Carolina and South Carolina, there would be no merger-related branch closings in those states. SunTrust expects to eliminate approximately 4,000 positions and close approximately 150-175 branches. SunTrust management looks forward to working with senior managers at Wachovia to create the premier financial services franchise in the Southeast. We expect attrition to account for some of the job reductions and the reductions could come from both companies. SunTrust expects that there would be leadership roles in the combined company for numerous members of Wachovia's management, and SunTrust's history supports that position--three of SunTrust's four vice chairmen came from acquired companies.

CUSTOMERS: We believe the integration of Wachovia and SunTrust can be achieved with less difficulty and potential for customer disruption because, among other things, SunTrust expects to close approximately half as many branches as First Union. In addition, Wachovia and SunTrust have compatible corporate cultures; and both companies emphasize local authority and accountability. We also share customer-centered, relationship-based banking philosophies. Customers in a Wachovia-SunTrust combination will remain--as they have within each separate company - the focus of why we are here.

COMMUNITIES: The long-standing tradition of "when you build your community, you build your bank" exists within both SunTrust and Wachovia. Both institutions are leaders in community participation--giving time, talent and financial support. With complementary market positions and less market overlap, a Wachovia-SunTrust combination would result in fewer branch closures and fewer job losses. With a mutual interest in maintaining local authority and accountability, a Wachovia-SunTrust combination would enable each banking unit to remain locally focused, instead of following a `corporate dictate' which may not meet individual and community needs.

FACTS AND FIGURES
WHY WACHOVIA?

Head - WHY WACHOVIA AND SUNTRUST?

Sub-Head - A COMBINATION OF WACHOVIA AND SUNTRUST WOULD CREATE THE PREMIER BANKING FRANCHISE IN THE SOUTHEAST.

Body - Why would we like to merge with Wachovia? What makes us great partners? How will our companies fit together? Here are a few reasons why we think Wachovia and SunTrust are perfect partners:

A merger of Wachovia and SunTrust combines two companies that possess compatible operating philosophies and corporate cultures, similar management structures and a shared commitment to operating a customer relationship-based financial services business. Both companies currently have a matrix management structure, which is based both on business lines and geography. Both companies provide significant autonomy to local managers who best understand and manage local customer relationships and who are best able to ensure high-quality customer service. The combination would create a Southeastern financial services franchise with strong positions in seven contiguous, high-growth states, plus the District of Columbia and a powerful franchise in key business lines including retail banking, commercial banking, corporate and investment banking, and wealth management.

We firmly believe our proposal is advantageous for a broad range of Wachovia, as well as SunTrust, constituencies - shareholders, employees, customers and communities.

FACTS AND FIGURES
PRESS RELEASES

Head - PRESS RELEASES

Sub-Head - THE LATEST NEWS FROM SUNTRUST ON ITS PROPOSAL TO MERGE WITH WACHOVIA

Sidebar - Members of the media: Contact our media relations department for additional information

June 28, 2001 - Press Release
"SunTrust Letter Urges Wachovia Shareholders to Vote Against Proposed First Union Merger"

June 13, 2001 - Press Release
"SunTrust Says First Union's Proposed North Carolina Legislation Would Disenfranchise Wachovia Shareholders"

June 4, 2001 - Press Release
"SunTrust Proposes Change to Wachovia Bylaws"

May 30, 2001 - Press Release
"SunTrust Updates Investment Community"

May 30, 2001 - Investor Presentation
SunTrust Offer "Still A Better Deal"

May 25, 2001 - Press Release
"SunTrust to Hold Investor Conference Call"


May 23, 2001 - Press Release
"SunTrust Files Litigation"


May 22, 2001 - Press Release
"SunTrust Disappointed by Wachovia's Rejection of Higher Offer"


May 14, 2001 - Press Release
"SunTrust announces proposal to acquire Wachovia Corporation"


May 14, 2001 - Investor Presentation
Security analysts presentation on Wachovia merger proposal

Click here to listen to an audio stream from SunTrust.

WHO IS SUNTRUST ?
THE COMPANY

Head - SUNTRUST

Sub-Head - DELIVERING COMMUNITY BANK CUSTOMER SERVICE WITH BIG BANK CAPABILITIES

SunTrust Banks, Inc. Based in Atlanta, Georgia is the nation's ninth-largest commercial banking organization as measured by total assets. As of March 31, 2001, SunTrust had total assets of $103.7 billion and total deposits of $65.5 billion. Equity capital of $7.8 billion at March 31, 2001 represented 7.55% of total assets, and book value per share as of that date was $26.83. SunTrust offers a full line of consumer and commercial banking services to more than 5.5 million customers through more than 1,100 branches and 1,900 ATMs across six states - Alabama, Florida, Georgia, Maryland, Tennessee and Virginia as well as the District of Columbia. Its primary businesses include traditional deposit and credit services as well as trust and investment services. Through various subsidiaries SunTrust provides credit cards, mortgage banking, insurance, brokerage and capital market services. As of March 31, 2001, SunTrust had total trust assets of approximately $130 billion, including approximately $90 billion in discretionary trust assets, and a mortgage-servicing portfolio in excess of $43 billion.

DEBT RATINGS

SunTrust Banks, Inc. current debt ratings along with the ratings for its subsidiary bank are presented in the following table. All ratings reflect investment grade securities.

                                   CORPORATE RATINGS                            BANK RATINGS
                                   ----------------------------------------------------------------
                                   SENIOR       SUBORDINATED   COMMERCIAL       LONG       SHORT
RATINGS AS OF MARCH 31, 2001       DEBT         DEBT           PAPER            TERM       TERM
---------------------------------------------------------------------------------------------------
Moody's Investors                  A1           A2             P-1              Aa3        A1
---------------------------------------------------------------------------------------------------
Standard & Poor's                  A+           A              A-1              AA-        A-1+
---------------------------------------------------------------------------------------------------
Fitch /IBCA                        AA-          --             F1+              AA         F1+
---------------------------------------------------------------------------------------------------

Learn more about our history

[history content]

February 16, 1811 - Farmers Bank of Alexandria (Va.), a Crestar predecessor, was granted a charter by Congress.

September 21, 1891 -- The Georgia General Assembly granted a charter for the Commercial Travelers' Savings Bank in Atlanta. The bank opened in the Gate City Building at Pryor and Alabama (now Underground Atlanta). The first statement in 1892 reported assets of $36,048.17. Dividends have been paid without interruption since 1896.

1893 -- The bank moved to the new eight-story Equitable Building, the South's first "skyscraper." Joel Hurt, an early president, led the move to change the name to "Trust Company of Georgia," (TCG) which he felt was more descriptive of the institution he envisioned. In the early days, TCG concentrated on trust and investment banking services.


1919 -- A group headed by Ernest Woodruff, then president of Trust Company, purchased The Coca-Cola Company from the Candler interests for $25 million, the largest business transaction in the Southeast up to that time. For its underwriting services in taking the company public, Trust Company received shares of Coca-Cola stock which were valued at $110,000. SunTrust still owns this remarkable investment. Through splits and stock dividends, each original 1919 share has multiplied 4,608 times. After the 2-for-1 split in 1996, SunTrust owns 48,266,496 shares. The only written copy of the Coca-Cola formula is in the SunTrust Bank safe deposit vault at the Atlanta Main Office.

The 20's -- There was a short-lived combination with The First National Bank of Atlanta. This was not a true merger since the books were kept separate.

1933 -- Start of Trust Company of Georgia's modern history. Ties with First National ended and Trust Company of Georgia emerged as a full service commercial bank. Trust Company retains majority ownership of five banks in Augusta, Columbus, Macon, Rome and Savannah. It also kept the Coca-Cola stock.

1934 - A predecessor of Sun Banks, Inc., The First National Bank at Orlando, (Fla.), is chartered on Valentine's Day. Sun Banks, Inc. later merges with Trust Company of Georgia to form SunTrust Banks, Inc.

1939 -- Trust Company of Georgia becomes the first Southern bank with a factoring department.

1952 -- First inland bank in the Southeast to form an International Department.


1970 -- Trust Company of Georgia's total assets passed the $1 billion mark.

1971 -- Communicative name "Trust Company Bank" was adopted for Atlanta banking activities and the big blue "T"-mark was introduced.

Georgia state law changed to permit countywide branching. Trust Company Bank of DeKalb and Trust Company Bank of Sandy Springs (of which Trust Company of Georgia owned the maximum 5% allowed by old law) were wholly acquired and merged as branches.

1974 -- Through a corporate restructuring, Trust Company of Georgia became a conventional bank holding company with Trust Company as a separate entity.

1976 -- Georgia law was changed to allow statewide bank mergers and acquisitions.

1978 -- Trust Company of Georgia acquired the outstanding minority interests in its original group of banks in Augusta, Columbus, Macon, Rome and Savannah.

1983 & 1984 -- In both years, Trust Company of Georgia was top performer among the 100 largest U.S. banking companies in terms of Return on Assets (ROA) and Return on Equity (ROE).

1984 -- Georgia and Florida enacted reciprocal interstate banking laws to be effective July 1, 1985. On July 2, 1984, plans were announced to combine Trust Company of Georgia and Sun Banks, Inc., based in Orlando, FL to create SunTrust Banks, Inc. The bank's Florida headquarters remain in Orlando.

1985 -- In June, the U.S. Supreme Court issued an 8-0 ruling affirming the constitutionality of reciprocal interstate banking laws which had been challenged in court by Citicorp. On July 1, SunTrust Banks, Inc. became operational with assets of $16.3 billion. This was then the largest merger in Southeastern banking history and the first under the new interstate laws.

1986 -- Plans were announced to acquire Third National Corporation, the second-largest bank holding company in Tennessee. The transaction was completed on December 29, and the bank's Tennessee headquarters remain in Nashville.

SunTrust Securities became operational.

1987 -- SunTrust had the highest earnings in the industry for the first half of the year. Discretionary trust assets reached $17 billion.

1988 -- STI was added to the S&P 500 Stock Price Index.

1989 -- SunTrust Capital Management was formed with $5 billion in assets under management.

1992 -- The STI Classic family of funds was introduced.

1993 -- EUROMONEY ranked SunTrust the 14th best bank in the world, based on performance and stability.

1994 -- STI Classic funds received national recognition for outstanding performance. Initiatives to increase the growth rate in revenue and core earnings were undertaken.

SunTrust Capital Markets was formed.

1995 -- All banking units adopted the SunTrust name and a new identification program was introduced.

SunTrust Banks of Georgia made an agreement with Publix Super Markets to operate in-store banking facilities throughout the state.

1996 -- The common stock of SunTrust was split two-for-one. During the year, SunTrust acquired ownership of the 60-story Atlanta building now known as SunTrust Plaza at One Peachtree Center as its corporate headquarters.

Creation of  (http://www.SunTrust.com).

1997 -- SunTrust acquired Equitable Securities Company, enabling the underwriting of debt and equity offerings for clients. Other retail and corporate services were added to meet growing needs of customers.

1998 -- SunTrust acquired Crestar Financial Corp. based in Richmond, Virginia. With year-end assets of $93 billion, SunTrust was serving more than 3.3 million customers through 1,094 locations in Florida, Georgia, Tennessee, Alabama, Virginia, Maryland and District of Columbia. The company's Mid-Atlantic headquarters remain in Richmond.

1999 -- SunTrust sold its consumer credit card portfolio, realizing a one-time gain of $292.6 million. At year-end assets were $95.4 billion. As the new year 2000 began, SunTrust completed consolidation of its 27 separate banks into a single SunTrust Bank.

2000 - SunTrust reported earnings of $1.3 billion and ended the year with total assets of $103.5 billion.

The subscribers of a leading consumer magazine awarded SunTrust its highest rating among U.S. banks for convenience and customer service.

2001 -- (May 14) SunTrust announces proposal to merge with Wachovia to create the premier financial services franchise in the Southeast.

(May 14) SunTrust announces the signing of a definitive agreement to acquire the institutional business of the Robinson-Humphrey Company, LCC from Citigroup's Salomon Smith Barney unit. When the transaction closes, SunTrust intends to merge those businesses with SunTrust Equitable Securities to create SunTrust Capital Markets, Inc.

(April 16) SunTrust acquires Asset Management Advisors, a specialized wealth management firm located in Jupiter, Florida. The company continues to operate under its own name and current management.

WHO IS SUNTRUST?
COMMUNITY RELATIONS

Head - WE'RE AS STRONG

Sub-Head - AS THE COMMUNITIES WE SERVE

Body - Since its founding in 1891, SunTrust Bank has been a business and civic leader committed to the success of the communities it serves. As the region has grown and changed, SunTrust has stepped up to the ongoing financial and social challenges, viewing these as opportunities to strengthen its commitment.

SunTrust's operating model combines the advantages of strong, focused and accountable local management with the benefits of shared support services. In keeping with that philosophy, local SunTrust management--people who understand the unique needs of their community--make contribution and volunteerism decisions.

SunTrust's long-term commitment to communities includes providing financial, human and institutional resources to make our communities better places in which to live and work.

In 2000, SunTrust provided more than $17 million in direct contributions to organizations in four broad areas - the arts, civic and economic development, education, and health and human services.

     o    Over the years, SunTrust has been more than just a patron of the arts
          - it has been a core supporter. Through its funding, museums, symphonies, ballets, theatres and other cultural organizations, SunTrust has enriched the lives of citizens throughout the region.

     o Civic and economic development organizations, often led by SunTrust bankers, fuel the growth of our region and sustain the quality of life for its residents.

     o Support of schools, universities as well as other educational programs ensures that SunTrust does its part to encourage the development of our future leaders. SunTrust's support includes supporting a variety of activities, from contributing to local schools to establishing Chairs in Banking at key universities throughout the Southeast. In addition to financial contributions, SunTrust supports internship programs and encourages its employees to volunteer in school programs, become mentors, teach courses and volunteer for other youth activities that mold the minds of our children.

     o SunTrust and its employees contribute millions of dollars to health and human services organizations throughout the company's footprint. Although the company focuses its support in this area on local United Way campaigns, the company also provides funding and volunteers for organizations such as Habitat for Humanity.

A wide variety of organizations benefit from SunTrust employee volunteers, including schools, youth organizations, social service agencies and cultural institutions. Students have forged relationships with mentors and tutors, parks were revitalized, money was raised through walks and runs, and families moved into new houses, all as a result of SunTrust volunteers.

Throughout the years, SunTrust has earned a reputation as a caring corporate leader. Our employees live, work and play in the communities we serve. Our commitment to the community is guided by the fact that we recognize that SunTrust will only be as successful as the communities we serve.

WHAT THE SUNTRUST BID MEANS FOR WACHOVIA SHAREHOLDERS

Head - OUR MERGER PROPOSAL PROVIDES YOU

Sub-Head - WITH A SUPERIOR OPPORTUNITY

         To view the proxy statement, click here.

Body - We believe that our proposal is a better deal for all Wachovia constituents. However, if the First Union/Wachovia merger is approved, you will not have the opportunity to receive the value represented by SunTrust's merger proposal or any other financially superior transaction that may come along. Here are some key reasons why you should VOTE AGAINST THE FIRST UNION PROPOSAL:

SUPERIOR PERFORMANCE. Our merger proposal provides Wachovia shareholders an opportunity to invest in SunTrust common stock, which has demonstrated stronger performance and delivered more attractive total returns than First Union's common stock over the past 1, 5, and 10 year periods. Through March 31, 2001, SunTrust produced one-year, five-year and ten-year total returns to stockholders (with reinvestment of dividends) of 15.3%, 98.2% and 493%, respectively.

IN SHARP CONTRAST, First Union's returns (with reinvestment of dividends) were negative 6.2%, and 31.1% and 376.5%, respectively, for the same periods.

SIMPLER AND BETTER DIVIDEND. We believe SunTrust's proposal offers shareholders a simpler and better dividend with a history of growth. Unlike the complex dividend plan proposed by First Union, SunTrust would increase its annual common dividend to $2.22 per share so that Wachovia shareholders would receive on a pro-forma basis, the same annual dividend they enjoy today. SunTrust also has a history of consistent growth in dividends. We have increased our per share dividend every year for the last 16 years and have never reduced dividends. IN SHARP CONTRAST, FIRST UNION RECENTLY CUT ITS PER SHARE DIVIDEND IN HALF.

PROVEN EXECUTION RECORD. SunTrust management is experienced in successfully integrating companies. The combined SunTrust and Crestar management has completed more than 37 transactions since 1990. The integration of Crestar, which was approximately 45% of SunTrust's asset base at that time, was completed with no loss in commercial market share. In fact, SunTrust experienced increased lead bank penetration with commercial customers in Crestar's markets following the merger.

SunTrust management looks forward to working with senior managers at Wachovia to create the premier financial services franchise in the Southeast. We have said that there would be leadership roles in the combined company for numerous members of Wachovia's management, and SunTrust's history supports that position--three of SunTrust's four vice chairmen came from acquired companies. As with other integration-related issues, it is far too early to discuss specific locations, functions or timing. We can say, however, that we would expect that job reductions could occur on both sides, and we expect attrition to account for some of the job eliminations. For those employees whose jobs are impacted by the merger, we are committed to providing competitive severance and job-seeking support.

WHAT THE SUNTRUST BID MEANS FOR WACHOVIA EMPLOYEES

WACHOVIA EMPLOYEES CLICK HERE

Head - OUR MERGER PROPOSAL FOCUSES ON

Sub-Head - A SMOOTH TRANSITION

Overview
Q&A

What our Employees Say

Body - We have long been interested in a business combination with Wachovia, and we have enormous respect for Wachovia employees and management. We believe our respective management philosophies and corporate cultures are highly compatible, and we both share a commitment to superior customer service and relationship-based banking that sets us apart from our competitors.

We know that Wachovia employees, like their SunTrust counterparts, are committed to providing clients with outstanding service and that you are also interested in the future of your company. We have established this site to help you get the facts about SunTrust's merger proposal as well as some additional information about our company. We welcome you to browse the site and learn more about our proposal and why we believe you should VOTE AGAINST THE WACHOVIA/FIRST UNION MERGER.

Read our Q&A to get answers to questions that you and fellow Wachovia employees may have. See what former Wachovia employees working for SunTrust have to say about working for SunTrust and our management style, and sign up for e-mail updates so you can get the most updated information.

[Q&A]

What our Employees Say

[Gary Jackson picture]
GARY JACKSON
VP, SENIOR INTERNET STRATEGIST
WACHOVIA EMPLOYEE FROM 1997 TO APRIL 2001
SUNTRUST EMPLOYEE SINCE APRIL, 2001

     "In a lot of ways, SunTrust is more supportive. They show more support for Internet initiatives, and they're big on promoting people from within. I see a great career path in my future here."


[Jennifer Killijian picture]
JENNIFER KILLIJIAN
PROJECT MANAGER, E-BUSINESS DEVELOPMENT
WACHOVIA EMPLOYEE FROM 1997 TO FEBRUARY 2001
SUNTRUST EMPLOYEE SINCE FEBRUARY, 2001

     "I like the culture of SunTrust. It's very similar to Wachovia, but here I have more autonomy. And that makes my job even better."

[Rick Freeman picture]
RICK FREEMAN
STATE MANAGER, SUNTRUST GEORGIA TRAINING UNIVERSITY
WACHOVIA EMPLOYEE FROM 1997 TO APRIL 2001
SUNTRUST EMPLOYEE SINCE APRIL, 2001

     "The decision to leave Wachovia was not an easy one, but SunTrust gave me the opportunity to get where I wanted to be. SunTrust is truly dedicated to developing people internally. They have the support, finances and resources to prepare every employee for future opportunities within the company."

[Michelle Baley picture]
MICHELLE BALEY
VP, PRIVATE BANKING
WACHOVIA EMPLOYEE FROM 1998 TO DECEMBER 2000
SUNTRUST EMPLOYEE SINCE DECEMBER, 2000

     "Having been at Wachovia so long, I thought it would be difficult to start all over at a new bank. SunTrust was in tune to that, and they made every effort to make me feel right at home. Plus, my new position has more flexibility--now I have more quality time to spend with my children."


[Craig Kelly picture]
CRAIG KELLY
EXECUTIVE VICE PRESIDENT, MARKETING
CRESTAR (NOW SUNTRUST) EMPLOYEE SINCE 1997

     "When I first heard Crestar was being acquired by SunTrust, I was devastated. I had just moved my family and was afraid I wouldn't have a job. However, SunTrust showed concern for everyone involved. Many people moved into bigger and better jobs, including myself. It's clear that SunTrust is a caring company with high ethical and moral standards."

WHAT THE SUNTRUST BID MEANS FOR WACHOVIA CUSTOMERS

Head - OUR OFFER FOCUSES ON

Sub-Head - PROVIDING CUSTOMERS WITH MORE CONVENIENT CHOICES

Overview
Q&A

Body - The proposed combination of Wachovia and SunTrust would create the premier financial services franchise in the Southeast. The pro-forma company, with approximately $180 billion in combined assets, would have a strong presence in seven contiguous, high-growth states, plus the District of Columbia. Together, Wachovia and SunTrust would also have a strong balance sheet, superior credit quality, and a powerful wealth management business with more than $138 billion in assets under management and $260 billion in assets under administration.

We believe the integration of Wachovia and SunTrust would be smoother than the integration of First Union and Wachovia, and would result in less disruption to you. Due to complementary market positions, a Wachovia-SunTrust combination would result in fewer branch closures and fewer job losses.

We believe in combining the advantages of strong, focused and accountable decentralized local management with the benefits of shared support services and standardized processes and procedures.

Our cultures are also similar--both companies are relationship-focused with strong customer-centered philosophies. Customers in a Wachovia-SunTrust combination will remain--as they have within each separate company--the focus of why we are here.

SUNTRUST EMPLOYEES CLICK HERE

Head - STAY INFORMED

Sub-Head - WITH THE LATEST WORD

[insert Phil Humann photo]

Body - Thank you for remaining focused on our clients during this unique period in SunTrust history. We do understand that you are interested in the events surrounding our bid for Wachovia and will continue to keep you informed of new developments.

This site has been constructed as a resource for Wachovia and SunTrust employees, customers and shareholders.

What permits us to make a proposal like this is the relative strength of our "currency"--that is, SunTrust stock. As you know, a major factor influencing our stock price is our earnings performance which, in turn, depends upon how well we do in executing our sales, efficiency and other performance-related programs. The combined organization we envision would have superior financial strength, numerous competitive advantages and even greater expansion opportunities.

Although most of the information contained here has been distributed to you through regular corporate channels, please feel free to browse this site to learn more about our proposal to merge with Wachovia. But above all, thank you for your continued commitment to providing superior service to all of our customers.

Q&A

STAY INFORMED
TALK TO US SECTION - ASK A QUESTION

Head -  ASK A QUESTION

Sub-Head - GET THE ANSWERS FROM SUNTRUST

Body - So go on, talk to us.

We're interested in what you think. Please submit your comments or questions. While we may not directly respond to all inquiries, our commitment is to use your feedback and respond to frequently asked questions as we update the site.

Read existing Q&As.

STAY INFORMED
MEDIA RELATIONS CONTACTS

Head - CONTACT MEDIA RELATIONS

Sub-Head -  TO GET THE INFORMATION YOU NEED

Body - We encourage all members of the media to contact us for clarification, additional information or to schedule an interview with a SunTrust executive.

Please direct all inquires to our media relations department:

BARRY KOLING
Director, SunTrust Corporate Communications
202/879-6101

CAROLYN GOSSELIN
First Vice President, SunTrust Corporate Communications
404/588-8677

Read the latest SunTrust press releases related to the Wachovia proposal.

STAY INFORMED

GET CONNECTED - E-MAIL UPDATES

Head - STAY INFORMED

Sub-Head - WITH EMAIL NOTICES FROM SUNTRUST

Body - Just complete the information below to receive email notification when new and relevant news is posted to the SunTrustWachoviaProposal site.


Your email address will not be used for any other purpose.


         First name
         Last name
         Email address

         Submit

STI SHAREHOLDERS

Overview
Q&A

Body -We believe that the prospect of a SunTrust-Wachovia combination is very exciting. While SunTrust has excellent prospects on its own, the combined organization we envision will have superior financial strength, numerous competitive advantages and even greater expansion opportunities.

We believe that Wachovia and SunTrust are an ideal fit strategically and culturally, and that our proposal is financially compelling to shareholders of both organizations.

Specifically, we believe our proposal is more attractive to Wachovia shareholders than the First Union proposal while also serving the interests of our own constituents. SunTrust shareholders, customers and employees stand to benefit from the growth opportunities that would stem from being part of a larger, more diverse organization.

Our merger proposal would allow your company to expand into demographically attractive, high-growth markets in North Carolina and South Carolina - markets that are experiencing growth similar to other markets in the SunTrust footprint--while allowing for an appropriate amount of cost savings benefits to be gained due to the market overlap of the two companies.

A SunTrust/Wachovia merger would create the premier banking franchise in the Southeast
     >>   with more than 7.5 million retail customers,
     >>   $98 billion in U.S. deposits, and
     >> leadership positions in high growth and affluent southeastern geographic markets.

We also believe a SunTrust and Wachovia combination would be accretive to SunTrust shareholders on as cash basis in the first year.

SunTrust mounted this effort from a position of financial strength, competitive advantage and solid performance. Regardless of the outcome of this contest, SunTrust intends to remain strong and successful - and focused on the needs of our customers--which in turn creates more value for you, our shareholders.

GENERAL Q&A

WHY DOES SUNTRUST WANT TO MERGE WITH WACHOVIA?
We believe the combination of SunTrust and Wachovia is a compelling transaction for a number of reasons. It would create a Southeastern financial services company with strong positions in seven contiguous high-growth states and a powerful franchise in key business lines including retail banking, commercial banking, corporate and investment banking, and wealth management. Moreover, the companies have complementary cultures and both share a commitment to their local markets, service quality and relationship-based banking.

WHY DO YOU BELIEVE THE SUNTRUST IS PROPOSAL IS SUPERIOR TO FIRST UNION'S
PROPOSAL?
We believe that our proposal is superior because Wachovia shareholders would receive a better-performing security as well as a simpler and better dividend from a well-capitalized company. Employees would benefit from what we believe would be a simpler integration process and by being part of an organization that prides itself on the highest customer service standards. We also think that customers will experience less difficulty and potential for disruption, and many communities would face fewer job losses and branch closings, especially in North Carolina and South Carolina where SunTrust does not currently operate retail branches.

WHAT WILL BE THE COMBINED ENTITY'S NAME? ITS HEADQUARTERS? ITS CEO?
The combined entity will be SunTrust. The combined company would be headquartered in Atlanta, and Winston-Salem would become the headquarters for our new Carolinas banking franchise. SunTrust CEO Phil Humann would be CEO in the combined company.

WILL THERE BE BRANCH CLOSINGS?
Yes, but far fewer than those anticipated by the First Union proposal. At this point, SunTrust anticipates consolidation of between 150-175 branches out of a total of approximately 1,800. Pending finalization of integration plans, it's premature to comment on specific locations, however minimizing customer inconvenience will be among our primary considerations in making these decisions. On the other hand, First Union has publicly stated that it will close approximately 325 branches, which is already significantly higher than the 250-300 estimate they provided when their deal was announced.

WILL THERE BE EMPLOYEE LAYOFFS? IF SO, HOW MANY EMPLOYEES WILL BE AFFECTED, IN WHAT LOCATIONS, AND WHEN?
In the proposed SunTrust/Wachovia combination, we anticipate eliminating approximately 4,000 positions, far fewer than the 7,000 jobs to be lost under the First Union proposal. As with other integration-related issues, it is far too early to discuss specific locations, functions or timing. We can say, however, that we expect attrition to account for some of the job reductions and that the reductions could come from both companies. For those employees whose jobs are impacted by the merger, we are committed to providing competitive severance and job-seeking support.

Q&A FOR SHAREHOLDERS

THE PREMIUM REPRESENTED BY THE SUNTRUST PROPOSAL HAS DECREASED SINCE THE ANNOUNCEMENT OF SUNTRUST'S MERGER PROPOSAL. DO YOU BELIEVE YOUR PROPOSED DEAL IS STILL BETTER THAN FIRST UNION'S? The spread has narrowed between the SunTrust and First Union proposals, but SunTrust's share price at the time of a SunTrust/Wachovia exchange is still to be determined. Investors are certainly interested in price, but currency strength, dividend, credit quality, and execution risk are also important considerations. We believe that when all of the issues are considered, SunTrust's proposal is the best deal.

WHAT DOES THIS PROPOSED TRANSACTION MEAN FOR SUNTRUST'S EARNINGS?
The transaction is expected to be slightly accretive to SunTrust's earnings per share on a cash basis in 2002, excluding one-time merger-related charges, and increasingly accretive on a cash basis thereafter.

WHAT WILL BE THE COMBINED ENTITY'S NAME? ITS HEADQUARTERS? ITS CEO?
The combined entity will be SunTrust. The combined company would be headquartered in Atlanta, and Winston-Salem would become the headquarters for our new Carolinas banking franchise. SunTrust CEO Phil Humann would be CEO in the combined company.

WHAT IS SUNTRUST'S OBJECTIVE IN THE PROXY BATTLE?
There are two competing merger proposals, but Wachovia shareholders can only consider the First Union proposal at this time. No merger with anyone has been approved by Wachovia shareholders. We believe, and many observers seem to have agreed, that our proposal is superior to First Union's. We're looking forward to August 3rd when Wachovia shareholders will have a chance - their first - to express their preference. Our hope is that they will vote AGAINST the First Union deal and that this will convince the Wachovia board to talk with us, which is what we've been asking for since the beginning.

WHAT HAPPENS IF SUNTRUST FAILS TO COMPLETE THIS DEAL?
While the SunTrust-Wachovia combination would certainly accelerate our growth Strategy, we believe we are in great shape, with an extremely strong franchise, leading positions in our markets, and excellent performance and growth prospects on a stand-alone basis.

Q&A FOR CUSTOMERS

WILL THIS AFFECT MY SUNTRUST BANKING RELATIONSHIP TODAY?

Our proposal should have no immediate impact on your relationship with SunTrust. The vast majority of SunTrust's 28,000 employees are focused every day on meeting your financial needs with competitive products and superior service. Only a handful of SunTrust executives, working with outside legal and financial advisors, are involved in the proposed transaction with Wachovia.

SunTrust's number one priority--our customers--remains the same. Serving you well is what has made us the successful institution we are today. Regardless of the outcome of this contest, we believe we will remain strong and successful - and focused on the needs of our customers.

WHAT DOES SUNTRUST'S PROPOSED TRANSACTION MEAN FOR CUSTOMERS?
Looking ahead, both SunTrust and Wachovia share a strong customer focus; we believe bringing together these two leading players in the Southeast market will deliver additional value to customers of both companies. We will have an even stronger organization, with a full range of products to meet customers' current needs and enhanced resources to permit greater investment in new product development.

WHY DOES SUNTRUST WANT TO MERGE WITH WACHOVIA?
We believe the combination of SunTrust and Wachovia is a compelling transaction for a number of reasons. It would create a Southeastern financial services company with strong positions in seven contiguous, high-growth states and a powerful franchise in key business lines including retail banking, commercial banking, corporate and investment banking and wealth management. Moreover, we believe our companies have complementary cultures and both share a commitment to their local markets, quality service and relationship-based banking.

WHY DOES SUNTRUST WANT TO ENTER THE BANKING BUSINESS IN NORTH CAROLINA AND SOUTH CAROLINA?
We believe North Carolina and South Carolina are attractive markets and a natural extension of SunTrust's current footprint. We are convinced that our approach to serving clients will be a differentiating factor in North Carolina and South Carolina and will provide an approach to relationships that matches client expectations. We also believe that a presence in North Carolina and South Carolina would benefit clients who travel in the Southeast or operate businesses across these state lines. The ability to conduct banking transactions while away from home or to consolidate multiple operating accounts with a single financial institution is a win for clients.

WILL THERE BE BRANCH CLOSINGS?
At this point, we anticipate consolidation of between 150-175 branches out of a total of approximately 1,800. Pending finalization of integration plans, it's premature to comment on specific locations. However we are committed to minimizing inconvenience to our customers.

Q&A FOR WACHOVIA EMPLOYEES

WILL THERE BE EMPLOYEE LAYOFFS? IF SO, HOW MANY EMPLOYEES WILL BE AFFECTED, IN WHAT LOCATIONS, AND WHEN?
In the proposed SunTrust/Wachovia combination, we anticipate eliminating approximately 4,000 positions, far fewer than the 7,000 jobs to be lost under the First Union proposal. As with other integration-related issues, it is far too early to discuss specific locations, functions or timing. We can say, however, that we expect attrition to account for some of the job reductions and that the reductions could come from both companies. For those employees whose jobs are impacted by the merger, we are committed to providing competitive severance and job-seeking support.

WHY DOES SUNTRUST BELIEVE ITS MERGER PROPOSAL IS BETTER FOR WACHOVIA EMPLOYEES? We believe that a merger of Wachovia and SunTrust combines two companies that possess compatible operating philosophies and corporate cultures, similar management structures and a shared commitment to operating a customer relationship-based financial services business. Both companies currently have a matrix management structure, which is based both on business lines and geography. Both companies provide significant autonomy to local managers who best understand and manage local customer relationships and who are best able to ensure high-quality customer service.

SunTrust management looks forward to working with senior managers at Wachovia to create the premier financial services franchise in the Southeast. SunTrust expects that there would be leadership roles in the combined company for numerous members of Wachovia's management, and SunTrust's history supports that position--three of SunTrust's four vice chairmen came from acquired companies. We expect to eliminate fewer positions and fewer branches than First Union and to maintain the existing Wachovia branch structure essentially intact throughout North Carolina and South Carolina. Job eliminations could come from both companies and we expect attrition to account for some of the job reductions. SunTrust has an excellent track record in achieving job reductions through attrition.

IT'S BEEN SAID THAT SUNTRUST IS A BETTER "CULTURAL FIT" FOR WACHOVIA COMPARED TO FIRST UNION. WHAT DOES THIS MEAN? We believe this is a reality that is supported by members of the analyst community as well as many of our clients and our employees. It is evident in our mutual commitment to maintaining long-term client relationships. That relationship focus manifests itself in a local market orientation; a single, local, dedicated relationship manager; and a team of financial specialists to assist the relationship manager.

WHY DOES THERE SEEM TO BE SO MUCH HOSTILITY BETWEEN THE PARTIES?
Although there's been a lot of back and forth - dueling press releases, legal moves, etc. - we would like to think that we've been taking the high road. Proxy contests are by definition adversarial, harsh in tone and tactic. But that's the process by which these things are worked out. We are prepared to participate fully in that process and believe it's the right thing to do for our shareholders - and Wachovia's. SunTrust's preference all along has been to negotiate a mutually beneficial transaction with Wachovia.